SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                      Globalstar Telecommunications Limited
                                 (Name of Issuer)

                          Common Stock, par value $1.00
                          (Title of Class of Securities)

                                    G3930H104
                                  (CUSIP Number)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,630,000 shares, which constitutes approximately 10.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 82,202,122 shares outstanding.

CUSIP No. G3930H104

1.   Name of Reporting Person:

     Prime 66 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 8,630,000
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 8,630,000
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     8,630,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 10.5%


12.  Type of Reporting Person: PN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 13, 1998, as amended by Amendment No. 1 dated September 17, 1998, as amended by Amendment No. 2 dated February 5, 1999 (the "Schedule 13G"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Globalstar Telecommunications Limited (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     Pursuant to Rule 13d-3(a), the Reporting Person is the beneficial owner of 8,630,000 shares of the Stock, which constitutes approximately 10.5% of the outstanding shares of Stock.

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of the Reporting Person, and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d 3 of the Act, be deemed to be the beneficial owner of 8,630,000 shares of the Stock, which constitutes approximately 10.5% of the outstanding shares of Stock.

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,630,000 shares of the Stock, which constitutes approximately 10.5% of the outstanding shares of Stock.

     In its capacity as one of two general partners of the Reporting Person, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,630,000 shares of the Stock, which constitutes approximately 10.5% of the outstanding shares of Stock.

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,630,000 shares of the Stock, which constitutes approximately 10.5% of the outstanding shares of Stock.

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,630,000 shares of the Stock, which constitutes approximately 10.5% of the outstanding shares of Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Person

     Acting through its two general partners, Genpar and P-66, the Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,630,000 shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of the Reporting Person, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,630,000 shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,630,000 shares of the Stock.

     In its capacity as one of two general partners of the Reporting Person, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,630,000 shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,630,000 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 8,630,000 shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 11, 2000



                         PRIME 66 PARTNERS, L.P.


                         By:  P-66, INC.,
                              general partner

                              By: /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr., Vice-President


                         By:  P-66 GENPAR, L.P.,
                              general partner

                              By:  Carmel Land & Cattle Co.,
                                   general partner

                                   By: /s/ William P. Hallman, Jr.
                                   William P. Hallman, Jr., Vice-President

EXHIBIT INDEX

EXHIBIT             DESCRIPTION

24.1            Power  of  Attorney  authorizing W. Robert  Cotham,  William  O.
          Reimann IV, Mark L. Hart, Jr., Thomas W. Briggs, and Calvin M. Jackson to act on behalf of Prime 66 Partners, L.P., previously filed.